Exhibit 99

US Media Relations Contact: Nancy Goldfarb (201) 894-2808	FOR RELEASE AT 2:00 A.M. EDT, OCTOBER 27, 2004

UNILEVER ANNOUNCES
THIRD QUARTER RESULTS 2004 AND INTERIM DIVIDENDS
(Unaudited, constant 2003 average exchange rates, unless stated)

Englewood Cliffs, NJ — October 27 2004 — Urgent action is being taken to restore top line growth, as stated in the outlook given on 20 September. Low single digit EPS (beia*) growth is expected for the year.

FINANCIAL HIGHLIGHTS – € millions

Third Quarter 2004			Nine Months 2004

10,641	-4%	Turnover	31,264	-3%

1,848	-3%	Operating profit – beia*	4,916	-2%

1,318	-2%	Pre-tax profit	3,419	+2%

883	+6%	Net profit	2,183	+8%

1,187	+3%	Net profit – beia*	3,074	+6%

1.23	+3%	EPS NV – beia* (Euros)	3.17	+7%

18.38	+3%	EPS PLC – beia* (Euro cents)	47.50	+7%

* Before exceptional items and amortisation of goodwill and intangible assets

At current rates of exchange EPS (beia) was flat in the quarter and higher by 4% in the first nine months. Including exceptional items and amortisation of goodwill and intangibles, current rate EPS grew by 4% in the quarter and by 6% in the first nine months.

KEY FEATURES OF THE QUARTER

•	Underlying sales declined by 1.3% with a particularly poor performance in Western Europe including significant declines in ice cream and ready-to-drink tea and lower sales in Home & Personal Care in weaker markets. In Asia, competition remains intense in laundry and hair care in a number of key countries.

•	Operating margin (beia) increased by 20 basis points.

•	Continued cash generation has enabled net debt to be reduced to €11.8 billion at the quarter end, down by €2.5 billion over the last twelve months.

•	EPS (beia) grew by 3%.

•	Interim dividend of €0.63 per NV ordinary share and 6.33p per PLC ordinary share.

CHAIRMEN’S COMMENT

In September we lowered our outlook for EPS beia growth for the year to low single digits following poorer than expected sales in July and August and pressure on some of our market positions. This revision includes an increase in the investment behind our brands from the fourth quarter to re-ignite growth.

We remain fully committed to driving long-term total shareholder return through increasing Free Cash Flow and Return on Invested Capital. A strong focus on the top line is a pre-requisite for this and is our immediate priority. We are dissatisfied with our performance and actions are being taken to improve the market competitiveness of our products. We are making adjustments to price points where necessary, stepping up support behind key innovations and increasing media spend for a number of our leading brands. These actions will be sustained into 2005 and we are accelerating the savings programmes already announced.

We are reviewing our assumptions for the period to 2010 and will communicate the outcome of this review together with the full year results.

Antony Burgmans Patrick Cescau
Chairmen of Unilever

27 October 2004

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THIRD QUARTER AND NINE MONTHS FINANCIAL RESULTS (at constant exchange rates)

Notes:

Unilever uses ‘constant rate’, ‘underlying’ and ‘beia’ measures primarily for internal performance analysis and targeting purposes. Unilever believes that the use of such measures provides additional information for shareholders on underlying business performance trends. Such measures are not defined under UK, Netherlands or US GAAP and are not intended to be a substitute for GAAP measures of turnover and profit. Fuller definitions and reconciliations between such measures and the equivalent GAAP measures are available on our website: www.unilever.com.

Underlying sales declined by 1.3% in the quarter and by 0.6% in the first nine months. Within this, leading brands, now 95% of the portfolio, declined by 0.9% in the quarter. After the impact of disposals, turnover was 4% lower than last year in the quarter and 3% lower in the year to date.

Operating margin (beia) was 20 basis points higher than last year in the quarter. Gross margin was lower through the impact of poorer mix from lower ice cream sales in Europe and increased trade and consumer value promotions within pricing. These effects were offset by ongoing cost saving programmes and lower advertising and promotional support in the quarter. Brand support will be stepped up in the fourth quarter. For the first nine months operating margin (beia) is 10 basis points ahead of last year.

Operating profit (beia) was 3% lower in the quarter and 2% lower in the first nine months mainly through the lost contribution from business disposals.

Net borrowing costs were reduced by 10% in the quarter and by 20% in the first nine months, with both net debt and rates lower than last year. Pension financing costs continue to run well below last year and include the benefit of increased cash contributions from the company.

In the quarter, net exceptional costs within operating profit were €71million, which includes restructuring charges of €106 million partly offset by exceptional profits on disposals of €35 million. This compares with exceptional charges of €57m in the prior year. For the year to date, exceptional charges are €135 million compared with €77 million last year.

The beia tax rate was 27% for the quarter, one percentage point lower than last year and in line with both the year to date and our expectation for the year as a whole.

Earnings per share (beia) rose by 3% in the quarter and by 7% in the year to date. Including the effect of the lower net exceptional items, earnings per share were ahead by 7% in the quarter and by 8% in the first nine months.

When expressed at current rates of exchange, earnings per share (beia) in the quarter were flat in Euros, declined by 3% in £ Sterling and increased by 9% in US $. For the first nine months on this basis earnings per share (beia) increased by 4% in Euros, by 1% in £ Sterling and by 14% in US $. Turnover, including the impact of disposals and expressed in Euros at current rates of exchange, decreased by 8% in the quarter and by 7% for the first nine months.

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THIRD QUARTER SALES PERFORMANCE BY REGION (at constant exchange rates)

Note:

The following regional commentary is based on operating profit before exceptional items and amortisation of goodwill and intangible assets. Sales growth is stated on an underlying basis, excluding the effects of acquisitions and disposals. Turnover includes the impact of acquisitions and disposals.

EUROPE

Market conditions remain difficult in a number of important countries. Weak consumer confidence, the continued growth of ‘discount’ retail formats and the response of traditional retailers puts increased emphasis on the need for brands to offer good value. This has been reflected particularly in pressure on pricing and an overall decline in Home & Personal Care markets. Foods markets were also down on last year, through reduced consumption of ice cream and ready-to-drink tea in very poor weather.

Against this background our own performance has been disappointing with an underlying sales decline of 5%. Turnover, including the impact of disposals, was lower by 7%.

Lower sales of ice cream and ready-to-drink tea were responsible for close to two thirds of the underlying sales decline for the region as a whole. Elsewhere in Foods, there was growth for Knorr and Hellmann’s in savoury and dressings and for spreads mainly through the pro·activ range extensions. Sales of frozen foods and olive oil were down, the latter against a strong prior year comparator.

In Home & Personal Care, strong performances in hair care through Sunsilk and Dove and by Lux in skin care were more than offset by declines elsewhere, particularly in laundry and household cleaning, with both volume and pricing negative.

Growth in Central and Eastern Europe was driven by a strong contribution from Russia in most categories.

NORTH AMERICA

Underlying sales were flat, while turnover, including the impact of disposals, was 2% lower. Consumption remains weak, with an overall decline in the Home & Personal Care market.

Slim·Fast market shares have been stabilised since the start of the year, but year on year sales were still significantly down in the quarter. In September we launched the new Slim·Fast Optima range as part of the revitalisation of the brand. Ice cream continued to make good progress through Good Humor, Breyers and Ben & Jerry’s. There was strong, broad-based growth across the rest of our Foods portfolio with Skippy, Lipton, Bertolli, Country Crock and I Can’t Believe It’s Not Butter! all growing well.

Axe continues to gain further share in deodorants taking us level with the market leader for the category. After a high level of activity by ourselves and competitors in the hair care market, our category position has stabilised with Dove well established in the market. We are stepping up our market place activities in skin care where recent performance has been disappointing. In laundry, we now have a more focused portfolio and market shares have been steady since the start of the year.

The launch of cK Eternity Moment drove growth in prestige fragrances where the benefits of restructuring are showing through with margins well ahead.

AFRICA, MIDDLE EAST AND TURKEY

Underlying sales grew by 4%, with volumes ahead by 7% but with negative pricing in Turkey and South Africa. Including the impact of disposals, turnover increased by 1%.

Home & Personal Care has continued to grow strongly with good contributions from Surf and Omo in laundry, Lux in skin care and Sunsilk in hair care.

Foods improved further in the quarter with the extension of Lipton tea in Turkey and from Royco bouillon cubes in Nigeria. These were partly offset by lower sales of leaf tea in Arabia.

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ASIA AND PACIFIC

This year has seen a step-up in activity from several competitors in laundry and hair care in a number of key countries and we continue to defend our positions robustly. Underlying sales grew by only 0.2% while turnover, including the impact of disposals, declined by 5%.

Aggressive price based competition has continued in laundry and hair care in India. We are holding shares and gaining volume in both categories, particularly through Surf and Clinic, however pricing is substantially down. In Japan, we have lost share in hair care in a declining market and are responding strongly in the fourth quarter through Lux Super Rich and the launch of mod’s Colour shampoo. In Indonesia there has been increased activity by a local low priced competitor in both laundry and hair care, which we are addressing through an innovation programme targeted at lower price points.

Growth in Foods has picked up during the year, with the benefits of a more focused portfolio following disposals and continued strong sales in ice cream and for Knorr, Hellmann’s and Foodsolutions. The performance of tea has been mixed with good growth for Brooke Bond and Lipton in India but lower sales in Pakistan in the face of increased promotional activity by local competition.

LATIN AMERICA

Underlying sales grew by 6%. After the impact of disposals, turnover increased by 3%.

In Home & Personal Care, growth across all categories is being driven by a strong innovation and promotional programme. Omo was the main contributor to growth in laundry. Dove grew well across a range of categories, as did Rexona and Axe in deodorants, Sunsilk in hair care and Lux in skin care. Our strong category positions in Argentina continue to benefit from the economic recovery.

In Foods, innovations under the Knorr and Hellmann’s brands were the engines of growth. The AdeS and Maizena nutritional brands continue to do well and Slim·Fast has made further good progress in Mexico. Ice cream also moved ahead with share gains in Mexico and Brazil. However sales of Arisco in Brazil were down and market activities are underway to improve competitiveness.

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INTERIM DIVIDEND

In accordance with the interim dividend policy, the interim dividend has been set at 35% of last year’s total dividend, based on the stronger of the two reporting currencies of our parent companies, Euro and Sterling, over the first nine months, which for this period was Sterling. The interim dividend, to be paid on 26 November 2004, is therefore fixed at 6.33p per 1.4p ordinary share of Unilever PLC, an increase of 3% from last year. The interim dividend is set at €0.63 per €0.51* ordinary share of Unilever N.V., an increase of 7% from last year. The Unilever PLC shares will go ex-dividend on 3 November 2004 and the Unilever N.V. shares will go ex-dividend on 28 October 2004.

* This amount is a representation in euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into euros in Unilever N.V.’s Articles of Association.

CASH FLOW (at current exchange rates)

Cash flow from group operating activities in the first nine months was €4.5 billion, a decrease of €0.2 billion on the corresponding period last year. Operating profit (beia) was lower, including the effect of business disposals and adverse currency movements. There was also a net increase of €0.3 billion in pension cash outflows. These effects were partially offset by lower restructuring payments and lower working capital outflows.

Returns on investment and servicing of finance cash outflows were €0.3 billion lower as a result of reduced interest costs this period and dividends paid to minority shareholders in the comparative period. Net capital expenditure and financial investment cash outflows were €0.1 billion higher, with 2003 including €0.2 billion from the sale of a fixed rate investment.

Net debt at the end of the period was €11.8 billion, down by €0.7 billion since the start of the year and by €2.5 billion over the last 12 months.

BALANCE SHEET (at current exchange rates)

Capital and reserves have increased by €1.3 billion in the first nine months of this year. Net profits added €2.1 billion and the credit in respect of share options added €0.2 billion. These were offset by the 2004 interim dividend (€0.6 billion), movements in pension assets and liabilities (€0.1 billion) and purchases of own shares to hedge share options (€0.3 billion).

Goodwill and intangibles decreased by €0.6 billion in the first nine months, with the effect of amortisation and disposals (€0.9 billion) partially offset by positive currency movements of €0.3 billion. Higher stocks, trade debtors and trade creditors reflect seasonal movements with an offsetting reduction in creditors arising through payment of the final 2003 dividend. Provisions are €0.2 billion lower due to Path to Growth restructuring payments and deferred tax movements.

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 12.

Third Quarter			€ Millions – constant rates	Nine Months

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

10,641	11,081	(4)%	TURNOVER	31,264	32,248	(3)%
(52)	(62)		Less: Share of turnover of joint ventures	(152)	(192)

10,589	11,019	(4)%	Group turnover	31,112	32,056	(3)%

1,472	1,550	(5)%	Group operating profit	3,890	4,055	(4)%

15	12		Add: Share of operating profit of joint ventures	37	37

1,487	1,562	(5)%	OPERATING PROFIT	3,927	4,092	(4)%

1,848	1,904	(3)%	Operating profit beia *	4,916	5,017	(2)%
(71)	(57)		Exceptional items	(135)	(77)
(290)	(285)		Amortisation of goodwill and intangible assets	(854)	(848)

15	9		Share of operating profit of associates	37	13
6	—		Other income from fixed investments	28	(11)

(170)	(189)		Interest	(507)	(630)
(20)	(41)		Other finance income/(cost) – pensions and similar obligations	(66)	(125)

1,318	1,341	(2)%	PROFIT BEFORE TAXATION	3,419	3,339	2%

(389)	(446)		Taxation	(1,084)	(1,133)

929	895	4%	PROFIT AFTER TAXATION	2,335	2,206	6%

(46)	(65)		Minority interests	(152)	(177)

883	830	6%	NET PROFIT	2,183	2,029	8%

1,187	1,155	3%	Net profit beia *	3,074	2,893	6%

			COMBINED EARNINGS PER SHARE (Constant rates)

0.91	0.85	7%	- per €0.51 ordinary NV share (Euros)	2.24	2.07	8%
13.66	12.80	7%	- per 1.4p ordinary PLC share (Euro cents)	33.64	31.05	8%

1.23	1.19	3%	- per €0.51 ordinary NV share – beia * (Euros)	3.17	2.96	7%
18.38	17.83	3%	- per 1.4p ordinary PLC share – beia * (Euro cents)	47.50	44.41	7%

0.89	0.83	7%	- per €0.51 ordinary NV share – diluted (Euros)	2.18	2.01	8%
13.27	12.44	7%	- per 1.4p ordinary PLC share – diluted (Euro cents)	32.65	30.15	8%

* Before exceptional items and amortisation of goodwill and intangible assets

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NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at average current exchange rates i.e. the results in both periods have been translated at the exchange rates prevailing during the period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 12.

Third Quarter			€ Millions – current rates	Nine Months

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

867	831	4%	NET PROFIT	2,131	2,032	5%

1,159	1,157	0%	Net profit beia *	2,993	2,904	3%

			COMBINED EARNINGS PER SHARE (Current rates)

0.89	0.85	4%	- per €0.51 ordinary NV share (Euros)	2.19	2.07	6%
13.39	12.82	4%	- per 1.4p ordinary PLC share (Euro cents)	32.83	31.10	6%

1.19	1.19	0%	- per €0.51 ordinary NV share – beia * (Euros)	3.08	2.97	4%
17.95	17.88	0%	- per 1.4p ordinary PLC share – beia * (Euro cents)	46.25	44.59	4%

0.86	0.83	4%	- per €0.51 ordinary NV share – diluted (Euros)	2.12	2.01	6%
13.01	12.46	4%	- per 1.4p ordinary PLC share – diluted (Euro cents)	31.87	30.20	6%

* Before exceptional items and amortisation of goodwill and intangible assets

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

€ Millions – current rates	Nine Months

	2004	2003
		Restated
Net profit	2,131	2,032
Pensions – actuarial gains / (losses) net of tax	(88)	61
Currency retranslation	11	342

Total recognised gains / (losses) for the period	2,054	2,435

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MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

€ Millions – current rates	Nine Months

	2004	2003
		Restated
Shareholders' equity as at 1 January	5,920	4,702
Net profit	2,131	2,032
Dividends	(612)	(577)
Goodwill written back on disposals	14	143
Change in number of shares or certificates held in connection with share options	(353)	(371)
Actuarial gains / (losses) on pension schemes net of tax	(88)	61
Share option credit	174	130
Currency retranslation	(7)	384

Shareholders' equity as at the end of the period	7,179	6,504

SUMMARY BALANCE SHEET (unaudited)

€ Millions – current rates	As at 25 September 2004	As at 31 December 2003	As at 27 September 2003

			Restated
Goodwill and intangible assets	17,127	17,713	19,097
Other fixed assets	6,827	6,854	7,212
Stocks	4,182	4,175	4,585
Debtors	6,214	5,881	7,027
Cash and current investments	2,667	3,345	3,027
Trade and other creditors	(9,907)	(10,304)	(11,023)

	27,110	27,664	29,925

Borrowings	14,369	15,900	17,390
Provisions for liabilities and charges (excluding pensions and similar obligations)	1,428	1,645	1,807
Net pension asset for funded schemes in surplus	(543)	(490)	(410)
Net pension liability for funded schemes in deficit	1,629	1,629	1,631
Net pension liability for unfunded schemes	2,677	2,620	2,586
Minority interests	371	440	417
Capital and reserves	7,179	5,920	6,504

	27,110	27,664	29,925

Amounts for September 2003 have been restated following a number of reclassifications, principally the presentation of net pension assets for funded schemes in surplus.

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CASH FLOW STATEMENT (unaudited)

€ Millions – current rates	Nine Months

	2004	2003

Cash flow from group operating activities	4,461	4,687
Dividends from joint ventures	19	27
Returns on investments and servicing of finance	(565)	(829)
Taxation	(1,106)	(990)
Capital expenditure and financial investment	(845)	(707)
Acquisitions and disposals	100	229
Dividends paid on ordinary share capital	(1,120)	(1,068)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	944	1,349

Management of liquid resources	(347)	13
Financing	(1,335)	(1,959)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(738)	(597)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

€ Millions – current rates	Nine Months

	2004	2003

NET DEBT AT 1 JANUARY	(12,555)	(16,966)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(738)	(597)
Cash flow from (increase) / decrease in borrowings	1,487	1,964
Cash flow from sale and leaseback transaction	(147)	—
Cash flow from increase / (decrease) in liquid resources	347	(13)

Change in net debt resulting from cash flows	949	1,354
Borrowings within group companies acquired	—	(26)
Borrowings within group companies sold	41	5
Liquid resources within group companies sold	(2)	(3)
Non cash movements	(564)	250
Currency retranslation	283	1,023

MOVEMENT IN NET DEBT IN THE PERIOD	707	2,603

NET DEBT AT PERIOD END	(11,848)	(14,363)

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GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

Third Quarter			€ Millions – constant rates	Nine Months

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

10,641	11,081	(4)%	TURNOVER	31,264	32,248	(3)%

4,443	4,776	(7)%	Europe	13,028	13,890	(6)%
2,492	2,553	(2)%	North America	7,323	7,433	(1)%
869	859	1%	Africa, Middle East and Turkey	2,442	2,457	(1)%
1,718	1,802	(5)%	Asia and Pacific	5,162	5,273	(2)%
1,119	1,091	3%	Latin America	3,309	3,195	4%

1,848	1,904	(3)%	OPERATING PROFIT – beia *	4,916	5,017	(2)%

894	906	(1)%	Europe	2,242	2,404	(7)%
444	443	0%	North America	1,133	1,097	3%
133	143	(6)%	Africa, Middle East and Turkey	338	327	4%
224	242	(8)%	Asia and Pacific	688	755	(9)%
153	170	(10)%	Latin America	515	434	19%

17.4%	17.2%		OPERATING MARGIN – beia *	15.7%	15.6%

20.1%	18.9%		Europe	17.2%	17.3%
17.8%	17.4%		North America	15.5%	14.8%
15.3%	16.6%		Africa, Middle East and Turkey	13.9%	13.3%
13.0%	13.4%		Asia and Pacific	13.3%	14.3%
13.7%	15.7%		Latin America	15.6%	13.6%

* Before exceptional items and amortisation of goodwill and intangible assets

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OPERATIONAL ANALYSIS (at constant rates – unaudited)

Third Quarter			€ Millions – constant rates	Nine Months

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

10,641	11,081	(4)%	TURNOVER	31,264	32,248	(3)%

6,002	6,282	(4)%	Foods	17,600	18,366	(4)%

2,088	2,083	0%	Savoury and dressings	6,304	6,254	1%
1,171	1,226	(4)%	Spreads and cooking products	3,440	3,673	(6)%
836	925	(10)%	Health & wellness and beverages	2,517	2,718	(7)%
1,907	2,048	(7)%	Ice cream and frozen foods	5,339	5,721	(7)%

1,737	1,819	(5)%	Home care	5,223	5,402	(3)%
2,852	2,889	(1)%	Personal care	8,245	8,246	0%
50	91	(44)%	Other operations	196	234	(16)%

1,848	1,904	(3)%	OPERATING PROFIT – beia *	4,916	5,017	(2)%

1,044	1,162	(10)%	Foods	2,790	2,937	(5)%

366	346	6%	Savoury and dressings	1,085	988	10%
176	238	(26)%	Spreads and cooking products	537	601	(11)%
125	141	(11)%	Health & wellness and beverages	355	370	(4)%
377	437	(14)%	Ice cream and frozen foods	813	978	(17)%

210	233	(10)%	Home care	636	695	(8)%
589	514	14%	Personal care	1,491	1,391	7%
5	(5)	211%	Other operations	(1)	(6)	88%

17.4%	17.2%		OPERATING MARGIN – beia *	15.7%	15.6%

17.4%	18.5%		Foods	15.9%	16.0%

17.5%	16.6%		Savoury and dressings	17.2%	15.8%
15.0%	19.4%		Spreads and cooking products	15.6%	16.4%
15.0%	15.1%		Health & wellness and beverages	14.1%	13.6%
19.8%	21.4%		Ice cream and frozen foods	15.2%	17.1%

12.1%	12.8%		Home care	12.2%	12.9%
20.6%	17.8%		Personal care	18.1%	16.9%
11.3%	(5.7)%		Other operations	(0.4)%	(2.7)%

* Before exceptional items and amortisation of goodwill and intangible assets

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NOTES

Exchange rate conventions and impact of movements in exchange rates

The following exchange rate conventions have been applied:

In the profit and loss account information given on page 6 and the segmental analysis on pages 10 and 11, the results for 2004 and the comparative figures for 2003 have been translated at constant exchange rates, being the annual average exchange rates for 2003. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated, and is the basis on which we measure our operational performance internally. It also forms the basis for target setting and the annual outlook statement. For our reporting currencies these rates were €1 = £0.69 = US $1.13.

The results and earnings per share on page 7 and the cash flow statement on page 9 are translated at average exchange rates current in each period. For our reporting currencies these rates were €1 = £0.67 = US $1.23 for the first nine months of 2004 and €1 = £0.69 = US $1.11 for the first nine months of 2003.

The lower Euro EPS and turnover at current rates of exchange reflects the progressive strengthening of the Euro through 2003, particularly against the US $. For illustrative purposes, if the exchange rates for the first nine months of 2004 were to remain in place through the remainder of the year, then growth for the year would be around 3% lower at current rates than at constant rates.

The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were €1 = £0.68 = US $1.23 at 25 September 2004, €1 = £0.71 = US $1.26 at 31 December 2003 and €1 = £0.69 = US $1.15 at 27 September 2003.

Results at current rates of exchange

Third Quarter			€ Millions – current rates	Nine Months

2004	2003	% Incr.		2004	2003	% Incr.
		/(Decr.)				/(Decr.)

10,260	11,122	(8)%	Turnover	30,133	32,452	(7)%

1,437	1,568	(8)%	Operating profit	3,783	4,112	(8)%

1,784	1,910	(7)%	Operating profit beia *	4,743	5,045	(6)%

19	8		Share of operating profit of associates & income from fixed investments	60	2
(175)	(230)		Interest (including net interest on pension scheme assets and liabilities)	(530)	(764)
(372)	(449)		Taxation	(1,040)	(1,139)
(42)	(66)		Minority interests	(142)	(179)

867	831	4%	Net profit	2,131	2,032	5%

1,159	1,157	0%	Net profit beia *	2,993	2,904	3%

The impact of exchange rate movements on the nine months results at current exchange rates in Euros, £ Sterling and US $ is given below, along with the year on year percentage change at constant rates.

Nine Months – Millions	Constant rates	At current rates of exchange

	% Incr.	€	% Incr.	£	% Incr.	US $	% Incr.
	/(Decr.)	2004	/(Decr.)	2004	/(Decr.)	2004	/(Decr.)

Turnover	(3)%	30,133	(7)%	20,295	(9)%	36,943	2%
Operating profit beia *	(2)%	4,743	(6)%	3,195	(8)%	5,815	4%
Net profit	8%	2,131	5%	1,435	2%	2,612	16%
Net profit beia *	6%	2,993	3%	2,016	1%	3,669	14%

% Change in EPS	8%		6%		3%		16%
% Change in EPS – beia *	7%		4%		1%		14%

* Before exceptional items and amortisation of goodwill and intangible assets

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INTERIM DIVIDENDS

The Boards have declared interim dividends in respect of 2004 on the ordinary shares at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

NV

Per ordinary share      €0.63 (2003: €0.59)

PLC

Per ordinary share      6.33p (2003: 6.16p)

The NV interim dividend will be payable as from 26 November 2004, to shareholders registered at close of business on the record date of 27 October 2004.

The PLC interim dividend will be paid on 26 November 2004, to shareholders registered at close of business on the record date of 5 November 2004.

Dividend on New York shares of NV

The N.V. interim dividend, when converted at the Euro/Dollar European Central Bank rate of exchange on 26 October 2004, represents US $0.805392 per New York Share of €0.51* (2003: US $0.688707) before deduction of Netherlands withholding tax. The New York shares of NV will go ex-dividend on 28 October 2004; US dollar checks for the interim dividend, after deduction of Netherlands withholding tax at the appropriate rate, will be mailed on 24 November 2004, to holders of record of New York shares at the close of business on 1 November 2004. The interim dividend will be payable on 26 November 2004.

* This amount is a representation in euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into euros in Unilever N.V.’s Articles of Association.

Dividend on American Depositary Receipts of PLC

Each American Depositary Receipt of PLC represents four 1.4p ordinary shares of PLC. The PLC interim dividend will therefore be 25.32p per American Depositary Receipt. When converted at the Bank of England sterling/dollar rate of exchange on 26 October 2004, the interim dividend for holders resident in the US will therefore be US $0.4654 per American Depositary Receipt (2003: US $0.4167).

The American Depositary Receipts of PLC will go ex-dividend on 3 November 2004; US dollar checks for the interim dividend will be mailed on 24 November 2004 to holders of record of American Depositary Receipts at the close of business on 5 November 2004. The interim dividend will be payable on 26 November 2004.

PREFERENCE SHARES

On 24 March 2004 Unilever announced its intention to exercise its option to convert its €0.05* N.V. preference shares into ordinary Unilever N.V. shares during the first quarter of 2005. A group of shareholders representing approximately 10% of the preference shares outstanding have submitted a request to the Enterprise Chamber of the Amsterdam Court of Appeal, for an inquiry into the company’s policy on the preference shares. The oral hearing of the case took place on 6 September 2004. The Enterprise Chamber has stated that a decision can be expected as soon as possible. Unilever’s intentions as regards to the preference shares have not changed.

For further information see: www.unilever.com/investorcentre/shareholderinformation/nvshares/

* This amount is a representation in euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into euros in Unilever N.V.’s Articles of Association.

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COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the year, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

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Earnings per share in Euro for the nine months

	Constant rates		Current rates

	2004	2003	2004	2003

	Thousands of units
Average number of combined share units of €0.51	963,943	969,730	963,943	969,730
Average number of combined share units of 1.4p	6,426,284	6,464,865	6,426,284	6,464,865

COMBINED EPS	€ Millions
Net profit	2,183	2,029	2,131	2,032
Less: Preference dividends	(21)	(21)	(21)	(21)

Net profit attributable to ordinary capital	2,162	2,008	2,110	2,011

Combined EPS per €0.51 (Euros)	2.24	2.07	2.19	2.07
Combined EPS per 1.4p (Euro cents)	33.64	31.05	32.83	31.10

COMBINED EPS – beia *	€ Millions
Net profit	2,183	2,029	2,131	2,032
Add back exceptional items net of tax	79	51	86	52
Add back amortisation of goodwill / intangible assets net of tax	812	813	776	820

Net profit beia *	3,074	2,893	2,993	2,904
Less: Preference dividends	(21)	(21)	(21)	(21)

Net profit attributable to ordinary capital – beia *	3,053	2,872	2,972	2,883

Combined EPS – beia* per €0.51 (Euros)	3.17	2.96	3.08	2.97
Combined EPS – beia* per 1.4p (Euro cents)	47.50	44.41	46.25	44.59

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	993,118	998,908	993,118	998,908
Adjusted average combined share units of 1.4p	6,620,789	6,659,387	6,620,789	6,659,387

	€ Millions
Net profit attributable to ordinary capital	2,162	2,008	2,110	2,011

Combined diluted EPS per €0.51 (Euros)	2.18	2.01	2.12	2.01
Combined diluted EPS per 1.4p (Euro cents)	32.65	30.15	31.87	30.20

* Before exceptional items and amortisation of goodwill and intangible assets

DATES

The results for the fourth quarter and for the year 2004 and the proposed final dividends will be published on Thursday 10 February 2005.

ENQUIRIES: UNILEVER PRESS OFFICE +44 (0) 20 7822 6805
Internet: www.unilever.com
E-mail: press-office.london@unilever.com

27 October 2004

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CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 12.

	Third Quarter		US $ Millions – constant rates		Nine Months

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

11,983	12,477	(4)%	TURNOVER	35,204	36,311	(3)%
(60)	(69)		Less: Share of turnover of joint ventures	(172)	(216)

11,923	12,408	(4)%	Group turnover	35,032	36,095	(3)%

1,657	1,746	(5)%	Group operating profit	4,380	4,566	(4)%

18	14		Add: Share of operating profit of joint ventures	42	42

1,675	1,760	(5)%	OPERATING PROFIT	4,422	4,608	(4)%

2,081	2,144	(3)%	Operating profit beia *	5,535	5,649	(2)%
(80)	(63)		Exceptional items	(152)	(86)
(326)	(321)		Amortisation of goodwill and intangible assets	(961)	(955)

17	9		Share of operating profit of associates	41	14
6	1		Other income from fixed investments	31	(12)

(193)	(213)		Interest	(571)	(709)
(23)	(46)		Other finance income / (cost) – pensions and similar obligations	(75)	(141)

1,482	1,511	(2)%	PROFIT BEFORE TAXATION	3,848	3,760	2%

(437)	(503)		Taxation	(1,220)	(1,276)

1,045	1,008	4%	PROFIT AFTER TAXATION	2,628	2,484	6%

(51)	(74)		Minority interests	(171)	(200)

994	934	6%	NET PROFIT	2,457	2,284	8%

1,336	1,300	3%	Net profit beia *	3,461	3,257	6%

			COMBINED EARNINGS PER SHARE (Constant rates)

1.03	0.96	7%	- per €0.51 ordinary NV share (US $)	2.53	2.33	8%
0.62	0.58	7%	- per 5.6p ordinary PLC share (US $)	1.52	1.40	8%

1.38	1.33	3%	- per €0.51 ordinary NV share – beia * (US $)	3.57	3.33	7%
0.83	0.80	3%	- per 5.6p ordinary PLC share – beia * (US $)	2.14	2.00	7%

0.99	0.93	7%	- per €0.51 ordinary NV share – diluted (US $)	2.45	2.26	8%
0.60	0.56	7%	- per 5.6p ordinary PLC share – diluted (US $)	1.47	1.36	8%

* Before exceptional items and amortisation of goodwill and intangible assets

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NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at average current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 12.

Third Quarter			US $ Millions – current rates	Nine Months

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

1,061	933	14%	NET PROFIT	2,612	2,257	16%

1,418	1,299	9%	Net profit beia *	3,669	3,226	14%

			COMBINED EARNINGS PER SHARE (Current rates)

1.09	0.96	14%	- per €0.51 ordinary NV share (US $)	2.68	2.30	16%
0.66	0.57	14%	- per 5.6p ordinary PLC share (US $)	1.61	1.38	16%

1.47	1.34	9%	- per €0.51 ordinary NV share – beia * (US $)	3.78	3.30	14%
0.88	0.80	9%	- per 5.6p ordinary PLC share – beia * (US $)	2.27	1.98	14%

1.06	0.94	14%	- per €0.51 ordinary NV share – diluted (US $)	2.60	2.24	16%
0.63	0.56	14%	- per 5.6p ordinary PLC share – diluted (US $)	1.56	1.34	16%

* Before exceptional items and amortisation of goodwill and intangible assets

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

US $ Millions – current rates	Nine Months

	2004	2003
		Restated
Net profit	2,612	2,257
Pensions – actuarial gains / (losses) net of tax	(108)	67
Currency retranslation	(184)	914

Total recognised gains / (losses) for the period	2,320	3,238

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MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

US $ Millions – current rates	Nine Months

	2004	2003
		Restated
Shareholders' equity as at 1 January	7,465	4,932
Net profit	2,612	2,257
Dividends	(751)	(641)
Goodwill written back on disposals	17	158
Change in number of shares or certificates held in connection with share options	(432)	(412)
Actuarial gains / (losses) on pension schemes net of tax	(108)	67
Share option credit	213	144
Currency retranslation	(178)	960

Shareholders' equity as at the end of the period	8,838	7,465

SUMMARY BALANCE SHEET (unaudited)

US $ Millions – current rates	As at 25 September 2004	As at 31 December 2003	As at 27 September 2003

			Restated
Goodwill and intangible assets	21,083	22,336	21,918
Other fixed assets	8,404	8,642	8,277
Stocks	5,149	5,265	5,262
Debtors	7,649	7,416	8,066
Cash and current investments	3,283	4,218	3,474
Trade and other creditors	(12,195)	(12,993)	(12,652)

	33,373	34,884	34,345

Borrowings	17,688	20,050	19,958
Provisions for liabilities and charges (excluding pensions and similar obligations)	1,757	2,074	2,074
Net pension asset for funded schemes in surplus	(669)	(618)	(471)
Net pension liability for funded schemes in deficit	2,006	2,054	1,872
Net pension liability for unfunded schemes	3,296	3,304	2,969
Minority interests	457	555	478
Capital and reserves	8,838	7,465	7,465

	33,373	34,884	34,345

Amounts for September 2003 have been restated following a number of reclassifications, principally the presentation of net pension assets for funded schemes in surplus.

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CASH FLOW STATEMENT (unaudited)

US $ Millions – current rates	Nine Months

	2004	2003

Cash flow from group operating activities	5,469	5,207
Dividends from joint ventures	23	30
Returns on investments and servicing of finance	(692)	(921)
Taxation	(1,356)	(1,100)
Capital expenditure and financial investment	(1,036)	(784)
Acquisitions and disposals	122	255
Dividends paid on ordinary share capital	(1,373)	(1,187)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	1,157	1,500
Management of liquid resources	(426)	14
Financing	(1,636)	(2,177)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(905)	(663)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

US $ Millions – current rates	Nine Months

	2004	2003

NET DEBT AT 1 JANUARY	(15,832)	(17,797)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(905)	(663)
Cash flow from (increase) / decrease in borrowings	1,823	2,182
Cash flow from sale and leaseback transaction	(180)	—
Cash flow from increase / (decrease) in liquid resources	426	(14)

Change in net debt resulting from cash flows	1,164	1,505
Borrowings within group companies acquired	—	(29)
Borrowings within group companies sold	50	6
Liquid resources within group companies sold	(2)	(3)
Non cash movements	(692)	278
Currency retranslation	727	(444)

MOVEMENT IN NET DEBT IN THE PERIOD	1,247	1,313

NET DEBT AT PERIOD END	(14,585)	(16,484)

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GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

Third Quarter			US $ Millions – constant rates	Nine Months

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

11,983	12,477	(4)%	TURNOVER	35,204	36,311	(3)%

5,003	5,378	(7)%	Europe	14,670	15,640	(6)%
2,808	2,876	(2)%	North America	8,247	8,370	(1)%
978	968	1%	Africa, Middle East and Turkey	2,749	2,767	(1)%
1,934	2,028	(5)%	Asia and Pacific	5,812	5,937	(2)%
1,260	1,227	3%	Latin America	3,726	3,597	4%

2,081	2,144	(3)%	OPERATING PROFIT – beia *	5,535	5,649	(2)%

1,006	1,019	(1)%	Europe	2,524	2,706	(7)%
500	500	0%	North America	1,275	1,236	3%
150	160	(6)%	Africa, Middle East and Turkey	381	368	4%
252	273	(8)%	Asia and Pacific	775	850	(9)%
173	192	(10)%	Latin America	580	489	19%

17.4%	17.2%		OPERATING MARGIN – beia *	15.7%	15.6%

20.1%	18.9%		Europe	17.2%	17.3%
17.8%	17.4%		North America	15.5%	14.8%
15.3%	16.6%		Africa, Middle East and Turkey	13.9%	13.3%
13.0%	13.4%		Asia and Pacific	13.3%	14.3%
13.7%	15.7%		Latin America	15.6%	13.6%

* Before exceptional items and amortisation of goodwill and intangible assets

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OPERATIONAL ANALYSIS (at constant rates – unaudited)

Third quarter			US $ Millions – constant rates	Nine Months

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

11,983	12,477	(4)%	TURNOVER	35,204	36,311	(3)%

6,758	7,074	(4)%	Foods	19,818	20,681	(4)%

2,352	2,346	0%	Savoury and dressings	7,099	7,043	1%
1,319	1,380	(4)%	Spreads and cooking products	3,874	4,136	(6)%
941	1,042	(10)%	Health & wellness and beverages	2,834	3,060	(7)%
2,146	2,306	(7)%	Ice cream and frozen foods	6,011	6,442	(7)%

1,956	2,049	(5)%	Home care	5,881	6,083	(3)%
3,212	3,252	(1)%	Personal care	9,284	9,284	0%
57	102	(44)%	Other operations	221	263	16%

2,081	2,144	(3)%	OPERATING PROFIT – beia *	5,535	5,649	(2)%

1,175	1,308	(10)%	Foods	3,141	3,307	(5)%

411	390	6%	Savoury and dressings	1,221	1,113	10%
198	268	(26)%	Spreads and cooking products	605	676	(11)%
141	157	(11)%	Health & wellness and beverages	399	416	(4)%
425	493	(14)%	Ice cream and frozen foods	916	1,102	(17)%

237	262	(10)%	Home care	716	782	(8)%
663	580	14%	Personal care	1,679	1,567	7%
6	(6)	211%	Other operations	(1)	(7)	88%

17.4%	17.2%		OPERATING MARGIN – beia *	15.7%	15.6%

17.4%	18.5%		Foods	15.9%	16.0%

17.5%	16.6%		Savoury and dressings	17.2%	15.8%
15.0%	19.4%		Spreads and cooking products	15.6%	16.4%
15.0%	15.1%		Health & wellness and beverages	14.1%	13.6%
19.8%	21.4%		Ice cream and frozen foods	15.2%	17.1%

12.1%	12.8%		Home care	12.2%	12.9%
20.6%	17.8%		Personal care	18.1%	16.9%
11.3%	(5.7)%		Other operations	(0.4)%	(2.7)%

* Before exceptional items and amortisation of goodwill and intangible assets

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Earnings per share in US Dollars for the nine months

	Constant rates		Current rates

	2004	2003	2004	2003

		Thousands of units
Average number of combined share units of €0.51	963,943	969,730	963,943	969,730
Average number of combined share units of 5.6p	1,606,571	1,616,216	1,606,571	1,616,216

COMBINED EPS		US $ Millions
Net profit	2,457	2,284	2,612	2,257
Less: Preference dividends	(23)	(24)	(26)	(24)

Net profit attributable to ordinary capital	2,434	2,260	2,586	2,233

Combined EPS per €0.51 (US $)	2.53	2.33	2.68	2.30
Combined EPS per 5.6p (US $)	1.52	1.40	1.61	1.38

COMBINED EPS – beia *		US $ Millions
Net profit	2,457	2,284	2,612	2,257
Add back exceptional items net of tax	90	58	105	58
Add back amortisation of goodwill / intangible assets net of tax	914	915	952	911

Net profit beia *	3,461	3,257	3,669	3,226
Less: Preference dividends	(23)	(24)	(26)	(24)

Net profit attributable to ordinary capital – beia *	3,438	3,233	3,643	3,202

Combined EPS – beia* per €0.51 (US $)	3.57	3.33	3.78	3.30
Combined EPS – beia* per 5.6p (US $)	2.14	2.00	2.27	1.98

COMBINED EPS – Diluted		Thousands of units
Adjusted average combined share units of €0.51	993,118	998,908	993,118	998,908
Adjusted average combined share units of 5.6p	1,655,197	1,664,847	1,655,197	1,664,847

		US $ Millions
Net profit attributable to ordinary capital	2,434	2,260	2,586	2,233

Combined diluted EPS per €0.51 (US $)	2.45	2.26	2.60	2.24
Combined diluted EPS per 1.4p (US $)	1.47	1.36	1.56	1.34

* Before exceptional items and amortisation of goodwill and intangible assets